Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

DWS Enhanced Commodity Strategy Fund, Inc. Announces Formal Board Approval of Proposed Merger

NEW YORK, NY, May 26 2010 -- DWS Enhanced Commodity Strategy Fund, Inc. (NYSE: GCS) announced that its Board of Directors has formally approved a proposal to merge the Fund into DWS Enhanced Commodity Strategy Fund, a registered open-end fund also managed by Deutsche Investment Management Americas Inc.  The Board approved the merger in principle in April, and is now formally recommending that stockholders vote in favor of the transaction, which would allow stockholders to maintain their investments in a similarly managed portfolio that offers them daily liquidity for their shares at net asset value (subject to any applicable redemption fee).
The proposal will be submitted to stockholders for a vote at the upcoming Annual Meeting of Stockholders of the Fund scheduled to be held on June 28, 2010 at the New York Marriott Eastside, 525 Lexington Avenue, New York, NY 10017.   The close of business on April 23, 2010 has been fixed as the record date for the meeting and any postponements or adjournments thereof.  The terms and conditions of the proposed merger, and the considerations of the Board in approving it, are described in detail in a prospectus/proxy statement which is on file with the Securities and Exchange Commission and which the Fund expects to mail to stockholders on or about May 28, 2010.

           For more information about DWS Investments closed-end funds, visit www.dws-investments.com or call (800) 349-4281.

IMPORTANT INFORMATION

The Fund, its directors, executive officers and other members of management may be deemed to be participants in any future solicitation of the Fund’s security holders in connection with its 2009-2010 annual meeting of stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the Fund’s Certified Shareholder Report on Form N-CSR for the year ended June 30, 2009 and its proxy statement for the 2009-2010 annual meeting of stockholders.

DWS Enhanced Commodity Strategy Fund, Inc. (formerly DWS Global Commodities Stock Fund, Inc.) (NYSE: GCS) is a non-diversified, closed-end investment company currently invested in commodity-linked derivative instruments backed by a portfolio of fixed income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities.   The investment objective of the Fund is capital appreciation with total return as a secondary objective.

The fund invests in commodity-related securities, including commodity-linked derivatives which may subject the fund to special risks. Market price movements or regulatory and economic changes will have a significant impact on the fund’s performance. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. Leverage results in additional risks and can magnify the effect of any losses.

Shares of common stock of closed-end funds, unlike open-end funds, are not continuously offered. There is typically a one time public offering and, once issued, shares of common stock of closed-end funds are traded in the open market generally through a stock exchange. Common shares of closed-end funds frequently trade at a discount to net asset value. The price of common shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its common shares will trade at, below, or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the need to obtain any necessary regulatory approvals; (ii) the effects of changes in market and economic conditions; (iii) other legal and regulatory developments; and (iv) other additional risks and uncertainties.

FOR MORE INFORMATION: The foregoing is not a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) which is included in a registration statement that has been filed with the SEC and become effective, please visit www.dws-investments.com. Free copies of such materials can also be found on the SEC’s Website www.sec.gov. Please read the prospectus/proxy statement carefully because it contains important information regarding your investment in the Fund.  Please read the prospectus/proxy statement carefully before making any investment decisions.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  (R-16993-3 5/10)